

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

Via E-mail
Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452

> **Re:** **Eyegate Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2014**
> **File No. 333-197725**

Dear Mr. From:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
If clinical trials of the EGP-437 Combination Product . . ., page 15

1. We note in your response to comment 1 in our letter dated July 15, 2014 that you do not plan on submitting the protocols for your second confirmatory Phase 3 clinical trial and your separate safety study of the EGP-437 Combination Product to the FDA at any time prior to the completion of this offering. Please clarify if you plan to submit these protocols to the FDA at any time prior to the commencement of these clinical trials.

Capitalization, page 45

2. We acknowledge your revisions and response to comment 1 in our letter dated July 16, 2014 and have the following additional comments:

- It appears that you have not removed the third bullet of the lead paragraph that was combined with the second bullet. Please revise.

- Please explain to us what the accrued liabilities line item represents and why it is part of total capitalization.

- Refer to your disclosure of the number of pro forma shares issued and outstanding shares totaling 60,920,461. The increase of 58,895,114 does not appear to agree with the number of shares disclosed in the lead paragraph to reflect the conversion and issuance of shares. Please revise and adjust the pro forma common stock dollar amount here and in Summary Financial Data, as appropriate.

- The pro forma additional paid-in capital amount of $828,330 appears incorrect and does not agree with the corresponding dollar amount in Summary Financial Data. Please revise to eliminate all inconsistencies.

- Please tell us how the convertible notes are reflected in the pro forma capitalization table.

Consolidated Financial Statements
Consolidated Statements of Convertible Preferred Stock Non-Controlling Interests and
Stockholders' Deficit, page F-6

3. We are considering your response and revisions to comment 5 in our letter dated July 16, 2014 and we have the following additional comments:

- Refer to your response to bullet 3. Please tell us where the proceeds from the sale of subsidiary shares in 2009 for proceeds of $2,475,659 on December 9, 2009 and $205,683 in February 2010 are located on page F-8 of the financial statements.

- Please refer to your schedule of non-controlling interests in response to bullet 5.

  o It appears that the amounts shown as gain to parent in your schedule is inconsistent with the gains disclosed in Note 9 and the amounts recorded in additional paid-in capital in the consolidated financial statement. Also, the amounts paid for each investment appear to be inconsistent as well. Please reconcile the various amounts in your schedule with the corresponding amounts disclosed in Note 9 and the amounts disclosed in the consolidated financial statement.

  o In addition, please explain to us how you calculated the previous ownership amounts in your minority interest calculation schedule.

  o Please revise your roll-forward schedule as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Josef B. Volman
   J. Fraser Collin
   Burns & Levinson LLP
   125 Summer Street
   Boston, MA 02110